Texaplex Properties, LLC
276 Washington Street #305,
Boston, MA 02108

Regulation A Offering
Filed on August 24, 2011
File No. 024-10302



December 12, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Response to Comments Issued on December 21, 2011

Dear Division of Corporation Finance,

Pursuant to the comments issued by your office on December 7, 2011, the Company has amended its Offering Circular to address the comments by certain revision and clarifications. Seven copies of the amended Offering Circular are accompanying this letter.

The following is an itemized list of revisions and responses addressing each of the Division's comments.

Part I - Notification

Item 1. Significant Parties

1. We note your revisions in response to comments four and six in our letter dated September 21, 2011. Please further revise your disclosure to include the business and (to the extent applicable) residential addresses for each party listed in response to Items 1(d),(e), (f), (g) and (h).

Company's response:
Item 1 of Notification has been revised and amended to include business and residential addresses of parties listed in Items *1(d),(e), (f), (g) and (h)*.

Item 5. Unregistered Securities Issued or Sold Within One Year

2. Please revise your response to Item 5(c) to indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from registration.

Company's response:
Item 5(c) of Notification is revised and amended to specify the section of Securities Act relied upon for exemption from registration.

Part II – Offering Circular

1

<u>Cover Page, page 1</u>

3. Please revise the cover page to disclose that the debt securities are notes of debenture.

Company's response:
Cover page is revised and amended per above comment (see pg. 1, "type of securities offered").

4. The cover page legend required by Rule 253(d) is not in the exact form specified by the rule. Rule 253 requires that the cover page legend be exact. Please revise the legend accordingly.

Company's response:
The legend is amended to reflect the exact form specified by the Rule 253(d) (see pg. 1)

<u>Plan of Distribution, page 7</u>

5. We note your revised disclosure in response to comment nine in our letter dated September 21, 2011. Please tell us whether Mr. Addivinola, Ms. Chuvilina and AFA Investments, LLC are registered broker-dealers or whether Mr. Addivinola and Ms. Chuvilina intend to rely on an exemption from broker-dealer registration in order to participate in the sale of your securities. To the extent that either or both intends to rely on an exemption (e.g., Rule 3a4-1 under the Securities Exchange Act of 1934, as amended), please identify the exemption and specify the facts that make the exemption available.

Company's response:
The disclosure is revised and amended per above comment (see subsection Direct *Offering by the Company*, second paragraph, pg. 8).

<u>Commencement and Termination, page 8</u>

6. Please revise your disclosure to clarify whether you have the right to extend the duration of the offering beyond its maximum 12-month term.

Company's response:
The disclosure is revised and amended per above comment (subsection *Commencement and Termination*, pg. 8).

7. Please revise your disclosure to clarify whether Mr. Addivinola and Ms. Chuvilina, or their affiliates, can participate in the offering.

Company's response:
The disclosure is revised and amended per above comment (subsection *Officers' Participation*, pg. 8).

8. Please revise your disclosure to clarify that the termination date is the earlier of 12 months from the commencement date of the offering or when the offering is fully subscribed. In addition, please clarify that your right to terminate the offering earlier, as described in the last sentence, assumes that you have accepted subscriptions for the aggregate minimum offering amount.

Company's response:
The disclosure is revised and amended per above comment (subsection *Commencement and Termination*, pg. 8).

Use of Proceeds, page 9

Description of Business, page 12

9. We note your revised disclosure in response to comment 28 in our letter dated September 21, 2011. Please tell us how you analyzed the real estate inventories for the Dallas/Fort Worth and Houston markets. In doing so, please clarify for us what resources you used.

Company's response:
The disclosure is revised and clarified per above comment (subsection *Number of Apartments to Be Purchased*, pg. 12).

Company's Markets and Market Trends, page 13

10. We note your response to comment 33 in our letter dated September 21, 2011. Please revise the last sentence in the second paragraph to clarify that Texas is the state with the highest recorded private sector employment growth among the largest US states for the past decade (emphasis added).

Company's response:
The sentence referenced in the comment above is revised and clarification is added per above comment (subsection Company's Markets and Market Trends, last sentence of second paragraph, pg. 13).

Competitive Strategies, page 14

11. We note your revised disclosure in response to comment 34 in our letter dated September 21, 2011. Please briefly describe the online renters' resources to which you refer.

Company's response:
See the last sentence of second paragraph of subsection *Competitive Strategies* (pg. 15).

Company is in Development Stage, page 21

12. We note your revised disclosure in response to comment 40 in our letter dated September 21, 2011. Please further revise your disclosure about the duration of the offering on page 22 to address the automatic termination of the offering 12 months after its commencement, as described on page eight.

Company's response:
The referenced above disclosure is revised and amended and now refers to the appropriate section of the Circular for clarification (see last sentence of subsection *Company is in Development Stage*, pg. 22).

Procedures Relating to Non-Payment of Obligations, page 24

13. Please change the references to quarterly dividend payments to quarterly interest payments. Based on your disclosures elsewhere, it appears that quarterly interest payments are the only periodic payments to which note holders would be entitled.

Company's response:
The requested above changes were made (see subsection *Procedures Relating to Non-Payment of Obligations*, pg. 24).

14. We note your revised disclosure in response to comment 37 in our letter dated September 21, 2011. Please further revise your disclosure in this section to include the estimated amounts required for commercial loan down payments and add a cross-reference to the commercial real estate loan disclosure on page 10.

Company's response:
The disclosure is revised and amended to include the information required by the above comment (see last sentence of subsection *Current Status*, pg. 25).

Securities Being Offered, page 29

15. Please combine the sub-sections captioned "Interest" and "Distributions." In this regard, we note, based on your disclosures, that the note holders will be entitled to receive quarterly interest payments but will not be entitled to any other periodic distributions from the company. In addition, throughout the offering circular, where you refer to distributions but mean interest payments, please change these references to interest payments.

Company's response:
The two subsections referenced above are combined (subsection *Interest & Interest Payments*, pg. 30) and requested clarification of terminology is made in the subsection and throughout the Circular.

16. Please revise your disclosure to clarify that there are no defined events of default under the securities.

Company's response:
See the last sentence of subsection *Interest & Interest Payments* (pg. 30).

Interest, page 29

17. We note your statement at the bottom of page 20 that Exhibit 2.01 defines the rights of security holders. We further note, however, that the subscription agreement contains provisions that appear to define the rights of security holders (e.g., interest payments). Please revise your disclosure accordingly.

Company's response:
The referenced statement has been revised and amended per the above comment (see the last sentence of second paragraph of subsection *Interest & Interest Payment*, pg. 30).

Subordination & Priority, page 31

18. Please revise your disclosure to clarify whether the company can make distributions of cash to its member (AFA Investments) or its affiliates at a time when the company has not returned principal to note holders or at a time when the company is in arrears on its quarterly interest payments to note holders. Please revise your risk factor disclosure, too, as necessary.

Company's response:
Disclosure added as last paragraph of subsection *Subordination & Priority* (pg. 31).

19. Please revise your legal opinion to identify the state law that governs the debt securities. In addition, please revise the final paragraph to clarify that the document filed with the Commission is an offering statement, not a registration statement, and that the offering statement will be qualified rather than declared effective.

Company's response:
The reference to Massachusetts state laws (M.G.L. c.110A and 950 CMR 10.00 through 14.413) has been incorporated into the legal opinion (pg. 75) and the terminology revisions requested by the above comment has been made.

Signatures

20. We note your revised signature page. It appears that the offering statement has been signed by your officers and directors only on behalf of the company but not in their various individual capacities. In your revised filings, please ensure that it is signed by the company and the persons required by Form 1-A. See Signatures, to Form 1-A.

Company's response:
The Signatures page has been revised and amended per the above comment.

The Issuer:
Texaplex Properties, LLC

Signed by:

Frank J. Addivinola, Jr., CEO, CFO, Director

Angelica Chuvilina, COO, Director